Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal Announces CAD$2.70 Billion Public Offering of Common Shares

TORONTO, March 22, 2022 – Bank of Montreal (TSX:BMO)(NYSE:BMO) (the “Bank”) today announced a public offering of 18,125,000 common shares at a price of CAD$149.00 per common share for total gross proceeds of CAD$2.70 billion. The offering is being underwritten on a bought-deal basis by a syndicate of underwriters. The Bank has granted to the underwriters an option to purchase up to an additional 2,718,750 common shares at a price of CAD$149.00 per common share exercisable at any time up to 30 days after closing of the offering.

The Bank intends to use the net proceeds from the offering to finance a portion of the purchase price for its previously-announced acquisition of Bank of the West and its subsidiaries (the “Acquisition”).

The anticipated closing date of the offering is March 29, 2022. Closing is subject to customary conditions, including Toronto Stock Exchange approval. The closing of the offering is not conditional on closing of the Acquisition. Common shares sold pursuant to the offering will remain outstanding whether or not the Acquisition is completed.

The common shares will be offered for sale to the public in all of the provinces and territories of Canada by way of a prospectus supplement to the Bank’s short form base shelf prospectus dated March 11, 2022, and will also be offered on a private placement basis in the U.S. to qualified institutional buyers in transactions exempt from the registration requirements of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) and in other international jurisdictions in reliance on applicable private placement exemptions.

The common shares sold pursuant to the offering have not been, and will not be, registered under the U.S. Securities Act, and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of CAD$1.02 trillion as of January 31, 2022, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this press release may include, but are not limited to, statements with respect to the expected timing and closing of the Acquisition and the offering, and the use of proceeds of the offering. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk, given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this press release not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: the possibility that the Acquisition or the offering does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all or are received subject to adverse conditions or requirements; the ability to fund the Acquisition from existing excess capital and anticipated capital generation and the offering on terms acceptable to us; and those other factors discussed in the “Risks That May Affect Future Results” section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the “Enterprise-Wide Risk Management” section of BMO’s 2021 Annual Report, as updated by quarterly reports, all of which outline certain key factors and risks that may affect our future results and our ability to anticipate and effectively manage risks arising from all of the foregoing factors. We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

Internet: www.bmo.com; Twitter: @BMOMedia